ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols

617-854-2418

Kathleen.Nichols@ropesgray.com

April 13, 2017

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore

Re:	NexPoint Credit Strategies Fund

Registration Statement on Form N-2

(File Nos. 811-21869 and 333-215796)

Dear Mr. Minore:

On behalf of NexPoint Credit Strategies Fund (the “Trust”), a Delaware statutory trust, please find below the Trust’s responses to the comments provided orally via conference call on March 27, 2017 (each a “Comment” and, collectively, the “Comments”) relating to the Trust’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2017 (accession no. 0001193125-17-080345) (the “Registration Statement”).

For the convenience of the staff of the Commission (the “Staff”), the Comments have been summarized below. The Trust’s response follows each Comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: In the section entitled “Prospectus Summary—Purpose of the Offer,” please modify the disclosure to state that the increase in assets under management resulting from the Offer will also benefit the Investment Adviser, and make conforming changes throughout the prospectus.

Response: In response to the Staff’s comment, the applicable sentence in the second paragraph of the section “Prospectus Summary—Purpose of the Offer” and the second paragraph of the section “The Offer—Purpose of the Offer” has been modified as follows:

“The Investment Adviser will ~~may~~ also benefit from the Offer, in part, because the investment management fee paid by the Trust to the Investment Adviser is based on the average weekly value of the Trust’s Managed Assets (as defined below).”

2.	Staff Comment: In the section entitled “Prospectus Summary—Investment Adviser and Administrator,” please modify the second paragraph to disclose that Highland and the Investment Adviser are under common ownership.

Response: In response to the Staff’s comment, the second paragraph of the section entitled “Prospectus Summary—Investment Adviser and Administrator” has been modified as follows:

“Potential Conflicts of Interest. As a result of the Trust’s arrangements with Highland Capital Management, L.P. (“Highland”), there may be times when Highland, the Investment Adviser or their affiliates have interests that differ from those of the Trust’s shareholders, giving rise to a conflict of interest. Highland and the Investment Adviser are under common ownership, and the ~~The~~ Trust’s officers serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Trust does, or of investment funds managed by the Investment Adviser or its affiliates. Similarly, the Investment Adviser or its affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of the Trust or its shareholders. For example, the Trust’s officers have, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by the Investment Adviser and its affiliates.”

3.	Staff Comment: In the section entitled “Prospectus Summary—Investment Adviser and Administrator,” please modify the fourth paragraph to state that a substantial portion of the Trust’s assets are invested in REITs, asset-backed securities and/or collateralized loan obligations sponsored, organized and/or managed by Highland and its affiliates.

Response: In response to the Staff’s comment, the fourth paragraph of the section entitled “Prospectus Summary—Investment Adviser and Administrator” has been modified as follows:

“~~In addition, it is anticipated that a significant~~ Currently a substantial portion of the Trust’s net assets are invested in ~~will be represented by~~ REITs, asset-backed securities and/or collateralized loan obligations sponsored, organized and/or managed by Highland and its affiliates.”

4.	Staff Comment: In the section entitled “Prospectus Summary—Use of Leverage,” please revise the third paragraph to provide a current description of the Trust’s secured credit facility, and please file any amendment to the credit facility as an exhibit to the Trust’s Registration Statement.

Response: In response to the Staff’s comment, the third paragraph of the section entitled “Prospectus Summary— Use of Leverage” has been modified to state as follows:

“The Trust, as of March 15, 2017, is leveraged through borrowings from a secured credit facility in the amount of $100,650,000 and from a committed facility with a total commitment of $75,000,000. As of March 15, 2017, the Trust has drawn $14,256,081 on the committed facility. The Trust’s secured credit facility is scheduled to expire on December 15, 2017. The total borrowings under the secured credit facility decreases by $5 million each month through June 2017 and by $10 million each month from July through December 2017. The Trust’s asset coverage ratio as of March 15, 2017 was 455%. See “Principal Risks of the Trust — Leverage Risk” for a brief description of the Trust’s secured facility with State Street Bank and Trust Company (“State Street”) and the committed facility with BNP Paribas Prime Brokerage, Inc. (“BNP”).”

5.	Staff Comment: Please provide supplementally the mechanisms that are in place to ensure that Trust’s ownership in its REIT subsidiaries are consistent with tax qualification requirements with respect to such REITs.

Response: NexPoint Advisors, L.P., the investment adviser to the Trust and the two REIT subsidiaries (“NexPoint”), follows policies and procedures on an ongoing basis in an effort to ensure that the Trust’s two REIT subsidiaries qualify for special tax treatment under Internal Revenue Code of 1986, as amended (the “Code”). More specifically, NexPoint utilizes property service questionnaires to monitor the services provided by property management to the tenants of each property in which the REIT invests to ensure that that the REITs comply with the annual income requirements. NexPoint uses the information from these questionnaires, in conjunction with property- and REIT-level financial data, to monitor compliance and perform the quarterly assets tests and annual income tests required for each REIT to qualify as a REIT for U.S. federal income tax purposes. In addition, KPMG reviews the quarterly asset testing and annual income testing for each REIT. Further, NexPoint monitors other REIT requirements such as those related to distributions, ownership, and organizational matters on a periodic basis. NexPoint also ensures that each REIT sends an annual demand letter to NHF to monitor indirect ownership of the REIT by January 30 each year pursuant to Reg. Sec. 1.857-8. When warranted, NexPoint consults with special REIT tax counsel and KPMG ahead of any large transactions that NexPoint believes could impact a REIT’s status under the Code. Finally, NexPoint engages KPMG to prepare the tax returns of each REIT. During the preparation process, NexPoint reviews all REIT requirements with KPMG to help ensure that each REIT qualifies as a REIT under the Code.

6.	Staff Comment: We believe that the Trust’s REIT subsidiaries may serve as extensions of the Trust’s investment operations designed to facilitate the execution of the Trust’s investment strategy and should, in certain areas, be treated as investment companies. We refer to Section 48(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). With respect to the use of such REITs, please confirm that:

a. the Trust will comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each private REIT subsidiary.

Response: The Trust hereby confirms that it will comply with Sections 8 and 18 of the 1940 Act on an aggregate basis with its wholly-owned subsidiaries.

b. each investment adviser to a REIT subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between a REIT subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Trust and a REIT subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Trust’s and the REIT subsidiary’s investment advisory agreements may be combined.

Response: The Trust hereby confirms that the investment advisory contracts with its wholly-owned subsidiaries will comply with the provisions found in Section 15 of the 1940 Act.

c. each REIT Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). The custodian for each wholly-owned entity should be identified in the prospectus.

Response: The Trust hereby confirms that the REIT subsidiaries will comply with the provisions relating to affiliated transactions found in Section 17 of the 1940 Act. With respect to Section 17(f) of the 1940 Act, the Trust submits that the real estate assets are not “securities and similar investments” within the meaning of Section 17(f). The cash and cash equivalents of the REIT subsidiaries, however, are held in one or more bank accounts, which are maintained by qualified custodians. The Trust has modified the disclosure in the section “Custodian and Transfer Agent” to include the custodian for each of its REIT subsidiaries.

7.	Staff Comment: The Staff notes that the Trust’s accounting reviewers may provide additional comments once the Trust’s fee table and expense example have been completed, and requests that the Trust file the consent of its independent registered public accounting firm as an exhibit to the Registration Statement.

Response: The Trust acknowledges the Staff’s comment.

8.	Staff Comment: Please revise footnote 6 to the fee table to state that the Trust has no present intention to issue preferred shares within the next twelve months.

Response: In response to the Staff’s comment, the Trust has revised footnote 6 to the fee table as follows:

“Assumes the use of leverage in the form of borrowings representing 33.33% of the Trust’s total assets (including assets obtained through such borrowing) at an effective annual interest rate cost to the Trust of 2.50%. This variable rate is based on current interest rates under the Trust’s borrowing facilities and is subject to change. The interest rate will increase in rising interest rate environments and, therefore, the actual interest expense borne by Trust shareholders will increase over time in a rising interest rate environment. The ~~Credit Facility has a 365-day revolver and the~~ Margin Facility has a rolling 90-day term. There is no guarantee that the Trust will be able to renew its credit facilities on these or other favorable terms in the future. While the Trust has no present intention to issue preferred shares within the next twelve months, if an attractive preferred shares financing opportunity were to come to the Trust’s attention during that period, the Trust may consider that opportunity.”

9.	Staff Comment: In the section “Use of Leverage,” please confirm that the Trust will use minus signs to denote negative returns in table explaining the effect of leverage on shareholder returns.

Response: Confirmed.

*    *     *

Should members of the Staff have any questions or comments, they should contact the undersigned by telephone at (617) 854-2418 or to Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Kathleen Nichols
Kathleen Nichols

Enclosures

cc:	Brian Mitts
Brian McCabe, Esq.